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07024400

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Fuji Photo Film Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 00078 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DATE: 6/15/07

# FUJIFILM Holdings Corporation

*Shigetaka Komori*
*President and Chief Executive Officer*

April 27, 2007
URL: http://www.fujifilmholdings.com/

## Financial Results (Consolidated) for the Fiscal Year ended March 31, 2007

Date of regular shareholders' meeting: June 28, 2007
Projected date of the beginning of cash dividends: June 29, 2007
Projected date of annual securities report: June 29, 2007
(Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

### 1. Results of the Fiscal Year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

**(1) OPERATING RESULTS**

Amount Unit: Millions of yen unless otherwise specified
Figures are rounded to the nearest million yen

| | Revenue | | Operating Income | | Income before Income Taxes | |
|---|---|---|---|---|---|---|
| | | % | | % | | % |
| Year ended March 31, 2007 | 2,782,526 | 4.3 | 113,062 | 60.5 | 103,264 | 29.7 |
| Year ended March 31, 2006 | 2,667,495 | 5.5 | 70,436 | (57.2) | 79,615 | (51.0) |

| | Net Income | | Net Income Per Share of Common Stock | Net Income Per Share of Common Stock (Assuming Full Dilution) | Ratio of Net Income to Shareholders' Equity | Ratio of Income before Income Taxes to Total Assets | Ratio of Operating income to Revenue |
|---|---|---|---|---|---|---|---|
| | | % | Yen | Yen | % | % | % |
| Year ended March 31, 2007 | 34,446 | (6.9) | 67.46 | 65.04 | 1.7 | 3.3 | 4.1 |
| Year ended March 31, 2006 | 37,016 | (56.2) | 72.65 | 72.65 | 1.9 | 2.6 | 2.6 |

(Ref) Equity in net earnings of affiliated companies (including unconsolidated subsidiaries)
Year ended March 31, 2007: ¥3,358 million  Year ended March 31, 2006:¥5,210 million

**(2) FINANCIAL POSITION**

| | Total Assets | Shareholders' Equity | Shareholders' Equity Ratio to Total Assets | Shareholders' Equity per Share of Common Stock |
|---|---|---|---|---|
| | | | % | Yen |
| As of March 31, 2007 | 3,319,102 | 1,976,508 | 59.5 | 3,867.04 |
| As of March 31, 2006 | 3,027,491 | 1,963,497 | 64.9 | 3,848.32 |

**(3) CASH FLOWS**

| | Net Cash provided by Operating Activities | Net Cash used in Investing Activities | Net Cash provided by (used in) Financing Activities | Cash and Cash Equivalents at end of year |
|---|---|---|---|---|
| Year ended March 31, 2007 | 297,276 | (298,001) | 158,287 | 384,719 |
| Year ended March 31, 2006 | 272,558 | (272,129) | (80,309) | 218,598 |

### 2. Cash Dividends

| | 1st Quarter | Interim | 3rd Quarter | Year End | Year Total | Total cash dividends | Consolidated Pay out Ratio | Ratio of Cash Dividends to Shareholder's Equity |
|---|---|---|---|---|---|---|---|---|
| | Yen | Yen | Yen | Yen | Yen | | % | % |
| Year ended March 31, 2006 | - | 12.50 | - | 12.50 | 25.00 | 12,745 | 34.4 | 0.7 |
| Year ended March 31, 2007 | - | 12.50 | - | 12.50 | 25.00 | 12,766 | 37.1 | 0.6 |
| Year ended March 31, 2008 (Forecast) | - | 17.50 | - | 17.50 | 35.00 | | 14.9 | |

### 3. Forecast for the Fiscal Year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

| | Revenue | | Operating Income | | Income before Income Taxes | | Net Income | | Net income per share of Common stock |
|---|---|---|---|---|---|---|---|---|---|
| | | % | | % | | % | | % | Yen |
| For six months ending Sept. 30, 2007 | 1,370,000 | 1.3 | 87,000 | 71.3 | 87,000 | 53.6 | 51,000 | 114.3 | 99.78 |
| For Year ending March 31, 2008 | 2,850,000 | 2.4 | 200,000 | 76.9 | 200,000 | 93.7 | 120,000 | 248.4 | 234.78 |

**4. Other**

(1) Changes to principal subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation

Increase 1 (FUJIFILM Corporation), Decrease 1 (FUJIFILM Electronic Imaging Ltd.)

(2) Changes to consolidated financial statement principles, preparation processes, disclosure methods, etc.
(Description of changes to important items fundamental to financial statement preparation)
1. Changes accompanying amendment of accounting principles: Applicable
2. Other changes: None

(3) Number of Shares Outstanding:

| | | |
|---|---|---|
| 1.Issued (including treasury stock): | As of March 31, 2007:514,625,728 | As of March 31, 2006:514,625,728 |
| 2.Treasury stock, at cost: | As of March 31, 2007: 3,509,582 | As of March 31, 2006: 4,403,655 |
| 3.Average number of shares: | Year ended March 31, 2007:510,620,624 | Year ended March 31, 2006: 509,525,143 |

## (Reference) Summary of Financial Results (Non-Consolidated)

### 1. Results of the Fiscal Year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

**(1) OPERATING RESULTS** (Figures are rounded down to the nearest million yen)

| | Revenue | | Operating Income | | Ordinary Income | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | | % | | % | | % | | % |
| Year ended March 31, 2007 | 384,644 | (48.6) | 45,882 | (26.1) | 63,575 | (24.4) | 38,390 | (11.5) |
| Year ended March 31, 2006 | 748,255 | (1.8) | 62,103 | 17.9 | 84,126 | 5.6 | 43,367 | (20.7) |

| | Net Income Per Share of Common Stock | Net Income Per Share of Common Stock (Assuming Full Dilution) |
|---|---|---|
| | Yen | Yen |
| Year ended March 31, 2007 | 75.17 | 72.21 |
| Year ended March 31, 2006 | 84.90 | - |

**(2) FINANCIAL POSITION**

| | Total Assets | Net Assets | Net Asset Ratio to Total Assets | Net Assets Per Share of Common Stock |
|---|---|---|---|---|
| | | | % | Yen |
| As of March 31, 2007 | 1,815,292 | 1,586,939 | 87.4 | 3,104.58 |
| As of March 31, 2006 | 1,868,397 | 1,605,810 | 85.9 | 3,146.80 |

Notice: Regarding Non-consolidated Performance
The Company shifted to a holding company structure on October 1, 2006. Because of this, non-consolidated performance in the fiscal year ended March 31, 2007, is considerably different from in the fiscal year ended March 31, 2006.

Note: This forecast is based on the Company's current assumptions and beliefs in light of the information currently available to it, and involves known and unknown risks and uncertainties. The Company's actual results may fluctuate materially from those discussed in the forecasted statements. See the page 5.

## 1. Operating Results

### (1) Analysis of Results of Operations

During the fiscal year under review, economic recovery in Japan proceeded steadily due to such factors as a rise in capital investments and improvement in the employment environment amid improving corporate profitability. Overseas, the U.S. economy continued a moderate expansion despite a slight weakness newly seen in housing and capital investment, owing to the robustness of the employment environment and private-sector demand. The European economy was also robust. In Asia, growth continued in economies centering on the Chinese economy.

Amid these conditions, FUJIFILM Holdings Corporation ("the Company") dynamically expanded its operations while utilizing digital and networking technologies to provide customers with comprehensive solutions in the imaging, information, and document businesses. Noteworthy examples of how the Company worked to strengthen and broaden the scope of its operations include the implementation of a campaign to stimulate greater demand for prints from digital camera images; the execution of measures to increase sales of high-image-quality and high-sensitivity digital cameras featuring the Company's proprietary technologies; the boosting of manufacturing capacity for flat panel display (FPD) materials and computer-to-plate (CTP) printing plates, which are in great demand; the promotion of more-widespread use of ultrasmall-diameter endoscope products that can be inserted via the nostrils; and the expanded marketing of digital color multifunctional devices for office use that offer augmented network functions. The Company also took steps to implement structural reforms centered on the imaging field, such as manufacturing reorganization measures in the photosensitive materials and electronic imaging fields. Furthermore, the Company is proceeding quickly and resolutely with the implementation of various medium- and long-term programs aimed at building new growth strategies, such as those involving the strengthening of R&D efforts and stepping up of M&A transactions in existing growth fields as well as new business fields.

Regarding consolidated revenue during the period under review (April 1, 2006, through March 31, 2007), despite a decrease in imaging solutions sales centered on sales of color films and digital cameras, a large increase was recorded in information solutions sales centered on sales of medical products and services, CTP plates, and FPD materials. Moreover, document solutions sales also grew, reflecting robust sales of digital multifunction devices centered on sales in overseas markets. Such positive factors—together with the positive effect of the progressive depreciation of the yen against the dollar and the euro—boosted consolidated revenue, to ¥2,782.5 billion, a rise of 4.3% from the previous fiscal year. Domestic sales amounted to ¥1,303.6 billion, down 1.9%, while overseas revenue totaled ¥ 1,478.9 billion, up 10.5%.

Operating income was negatively affected by such factors as the cost-boosting impact of a surge in prices of such principal raw materials as silver and aluminum as well as expenses associated with the concentrated implementation of structural reform programs begun in the previous fiscal year and continued through the fiscal year under review and expenses associated with the Groupwide implementation of the "Slim & Strong Drive" (S&S Drive) cost reform program begun in the latter half of the fiscal year under review. However, these factors were more than offset by a rise in sales volume and a decrease in fixed costs, which enabled an improvement in gross profit, as well as by such measures as those to tighten the strategic focus of expenditures. Consequently, operating income grew considerably—by 60.5%, to ¥113.0 billion. Despite the negative impact of recognition of the decline in value of investment securities as a part of structural reform programs, income before income taxes increased 29.7%, to ¥103.2 billion. Net income declined 6.9%, to ¥34.4 billion, reflecting a rise in income taxes and other factors.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the fiscal year were ¥117 and ¥149, respectively.

The Company plans to distribute year-end cash dividends of ¥12.50 per share. As ¥12.50 per share interim cash dividends have already been distributed, cash dividends applicable to the fiscal year under review will total ¥25.00 per share.

The Company proceeded structural reforms centered on the imaging solutions operations, including personnel reduction measures associated with the reorganization of its tripolar global manufacturing network in Japan, North America and Europe for photosensitive materials and measures to progressively streamline and optimize the staff of research, manufacturing, marketing/distribution, photoprocessing laboratory, and other units. These efforts, together with the "Slim & Strong Drive" cost reform program begun in the latter half of the fiscal year under review, led to the recording of ¥116.5 billion in expenses. Of these expenses, ¥22.4 billion was recorded in other expenses as the decline in value of investment securities.

### Imaging Solutions

Fujifilm achieved a rise in color paper sales that reflected higher market share and other factors, but sales of color films and digital minilabs decreased, as did development services sales of photoprocessing laboratories. As a result, consolidated revenue in this segment amounted to ¥605.4 billion, down 12.2% compared with the previous fiscal year.

Color paper sales increased, reflecting market share growth in principal countries as well as the continued expansion of digital camera print business. Regarding digital cameras, Fujifilm recorded strong sales of digital cameras centering on two models—the FinePix F31fd compact digital camera and the slim-bodied FinePix Z5fd—that offer the Company's characteristic high sensitivity and high image quality as well as the world's fastest* Face Detection technology. Digital camera products, particularly entry-level models, continued to face harsh price competition and a generally challenging operating environment, but Fujifilm has made sustained efforts to improve the profitability of digital camera business through such measures as those to shift manufacturing operations to Chinese facilities and to strengthen associated supply-chain-management systems. Although sales of photofinishing equipment products been affected by a temporary cyclical weakening of demand for new installations from major customers, Fujifilm moved forward with initiatives to meet diverse photographic print-related demand, including measures to expand sales of in-store print ordering terminals to medium- and small-scale print shops and moves to develop a new series of minilabs through an alliance with Noritsu Koki Co., Ltd. Demand for color films is continuing to decrease, but the discontinuation of color film business by competing companies has enabled Fujifilm to progressively increase its market share.

*As of a February 2007 Fujifilm survey

### Information Solutions

Fujifilm recorded robust sales of such products as the SYNAPSE medical-use picture archiving and communications system, endoscope products, CTP plates, and FPD materials. Moreover, FUJIFILM IMAGING COLORANTS LIMITED, which is expanding its business in ink materials for inkjet printers, has been accounted for as a consolidated subsidiary since the fourth quarter of the previous fiscal year, and FUJIFILM RI Pharma Co., Ltd. (formerly Daiichi Radioisotope Laboratories Ltd.), which is engaged in radiopharmaceutical business, has been accounted for as a consolidated subsidiary since the third quarter of the fiscal year under review. Consequently, consolidated revenue in this segment grew 17.0%, to ¥1,026.1 billion, compared with the same period of the previous year.

With respect to the medical systems business, higher sales were recorded of such equipment and materials as FCR (Fuji Computed Radiography) and dry films, and sales of SYNAPSE medical-use picture archiving and communications systems also grew. In addition, the FCR mammography system became the first CR system in the world to receive premarket approval (PMA) from the U.S. Food and Drug Administration. The PMA has made it possible for Fujifilm to begin marketing FCR mammography systems in the United States, and these systems are contributing to the rise in medical system product sales. In endoscope products, domestic and overseas customers gave high evaluations to Fujifilm's lineup of distinctive products centered on the Transnasal Endoscope, and sales of these products grew considerably. In graphic arts business, the increasing use of CTP products kept sales of graphic arts films somewhat weak, but Fujifilm was able to greatly increase its CTP product sales by leveraging the benefits of its powerful quadripolar global manufacturing network. Fujifilm's sales of FPD materials grew, reflecting increasing demand for the Company's mainstay FUJITAC and WV Film products as well as contributions from high-value-added film product sales. Regarding recording media, despite continued harsh price competition in the mid-range data storage media market, Fujifilm recorded higher sales of its mainstay LTO Ultrium 3 in the mid-range data storage media market and of data cartridge products used for the IBM TotalStorage® Enterprise Tape Drive 3592 in the high-end enterprise data storage product market. Regarding Fujifilm's office and industrial operations, in the field of optical devices, Fujifilm's lens units for camera phones were highly evaluated in the market for their compactness, lightness, high image quality, and autofocus and zoom capabilities, and sales of these products grew.

Notes: LTO and Ultrium are trademarks of IBM, Hewlett-Packard, and Quantum in the United States, other countries.

### Document Solutions

Strong exports of color digital multifunction devices to North American and European markets and robust sales of such devices in the Asia-Pacific region including China were primary factors contributing to a 4.6% increase in consolidated revenue in this segment compared with the previous fiscal year, to ¥1,151.0 billion.

In the office products business, the Company has strengthened the capabilities of its domestic ApeosPort-II C7500/C6500/C5400 series of medium- and high-speed color multifunction devices to meet demand for integrating paper document management with mission-critical information systems and for better overall document security, and the sales of these products expanded. The Company maintained strong exports of medium- and high-speed color digital multifunction devices and high-speed monochrome digital multifunction devices to North America and Europe, recording sales volume considerably higher than in the previous fiscal year, and the sales volume of color digital multifunction devices in the Asia-Pacific region including China was also up greatly.

Regarding office printer operations, the unit sales declined due to inventory adjustments by domestic OEM customers, but higher sales volume was recorded for its own brand line of office printers, reflecting the launch of DocuPrint C3050—a low-priced, space-saving, A3 capable color laser printer. Moreover, the volume of OEM sales to North America and Europe surged, reflecting a high evaluation of the performance and price of the Company's medium-speed monochrome models. In the Asia-Pacific region including China, large sales volume rises were recorded for both color and monochrome printers.

In the production services business, the Company greatly increased its sales volume of color on-demand publishing systems in the digital printing markets of Japan as well as China and other Asian countries. The Company strengthened its lineup of products in the growing digital printing market with the launch of a new color entry-level model, the DocuColor 5000 Digital Press, and a monochrome, high-speed, high-definition, medium-scale system, the DocuCentre f1100 GA.

In the office services business, a decline was seen in sales of electronic household registration systems, for which a special high level of demand was seen during the previous fiscal year, but growth in document outsourcing business was sustained. In addition, strengthening internal control systems in response to the Corporate Law of Japan and the legal requirements related to internal control systems (i.e., JSOX) has become an urgent management task for many Japanese companies, and the Company created a specialized marketing team focused exclusively on internal control system related business and strengthened the marketing of Apeos PEMaster software to support internal control systems.

### Outlook for the Next Fiscal Year

Looking at prospective trends in the Company's operating environment during the fiscal year ending March 31, 2008, the Company's imaging solutions units are expected to face a continuing decrease in demand for color films but further increase their share of markets for color films as well as color paper. Information solutions and document solutions units are expected to face intensifying competition against other companies as well as such positive situations as a progressive increase in the use of IT and networking in the medical image diagnostic field, a continued rise in the use of CTP plate and growth in the digital printing such as print-on-demand printing in the commercial printing industry, an increase in the size of LCD panels, and the full-scale diffusion of digital color multifunction devices in overseas markets.

At the same time, there is concern that the Company's performance will be affected by such outside factors as the continued high level of principal raw materials prices and currency exchange rate trends, and changes to the depreciation system accompanying tax reforms are expected to have the effect of increasing expenses from the fiscal year ending March 2008. Moreover, a temporary increase in expenses is anticipated in connection with the process of accelerating the "Slim & Strong Drive." The aggregated effect of these factors is expected to reduce operating income by approximately ¥30.0 billion.

On the other hand, the Company is anticipating business growth centered on information solutions and document solutions operations, and the fixed cost reduction benefits of previously implemented structural reforms are expected to be fully elicited. These factors are projected to offset the aforementioned negative factors.

Consequently, the Company anticipates a V-shaped recovery in its performance in fiscal year ending March 31, 2008. Specifically, on a consolidated basis, the Company projects ¥2,850.0 billion in revenue (up 2.4% from the previous year), ¥200.0 billion in operating income (up 76.9%), ¥200.0 billion in income before income taxes (up 93.7%), and ¥120.0 billion in net income (3.5 times). All these projection figures represent new record high performance levels.
The projected currency exchange rates for the U.S. dollar and the euro against the yen during the fiscal year ending March 31, 2008 are ¥115 (up ¥2) and ¥145 (up ¥4), respectively.

## VISION75 Medium-Term Management Plan

### Building New Growth Strategies

In medical systems operations, the Company acquired all the shares of Daiichi Radioisotope Laboratories, Ltd. (DRL) (renamed FUJIFILM RI Pharma Co., Ltd.), a leading manufacturer of diagnostic radiopharmaceuticals. DRL was a subsidiary of Daiichi Pharmaceutical Co., Ltd., which is a group company of Daiichi Sankyo Co., Ltd. On October 2, 2006, DRL began operating as a wholly owned subsidiary of FUJIFILM Corporation. As a pioneer of radiopharmaceuticals in Japan, DRL has undertaken research, development, manufacturing, and marketing operations related to a broad range of products used in various types of examination, diagnosis, and treatment processes. The inclusion of DRL within the Fujifilm Group is expected to facilitate further expansion of the Group's business into the areas of nuclear medical imaging diagnosis and therapeutic radiopharmaceuticals.

Also, through one of its U.S. sales subsidiaries in this business sector, FUJIFILM Medical Systems USA, Inc., Fujifilm purchased all shares of Problem Solving Concepts, Inc., a U.S. company. Problem Solving Concepts develops and sells its original Cardiology-PACS medical imaging information system, which is used to facilitate the diagnosis and treatment of heart disease. Through this acquisition, Fujifilm will now be able to integrate Cardiology-PACS with its SYNAPSE system, thus making it possible to advance the SYNAPSE system to become a diagnostic imaging information system capable of handling a broader range of medical imaging. Fujifilm will introduce the integrated SYNAPSE to worldwide facilities that require image information sharing solutions between radiology and cardiology departments.

In life science operations, Fujifilm has begun business in the healthcare field. Launched in September 2006, the Company's first products in this field are "F Square I," a series of functional skin care cosmetics, and "F Cube I," a series of internal care products. During many years of operations, Fujifilm has accumulated a broad spectrum of core technologies that have deep involvement in the life of human beings and can be effectively applied to the healthcare field. In addition to functional skin care cosmetics and internal care products, the Company intends to expand the scope of its life science operations to encompass advanced medical therapies.

In graphic arts operations, Fujifilm is working to respond to growing worldwide demand for printing plates centered on CTP plates by strengthening its global quadripolar manufacturing network of bases in the United States, the Netherlands, China, and Japan. Besides the autumn 2006 expansion of the Netherlands factory's capacity, Fujifilm in March 2007 began full-scale operations at the factory of FUJIFILM Printing Plate (SUZHOU) Co., Ltd., which is the Fujifilm Group's second PS plate/CTP plate manufacturing facility in China, following the facility of FUJIFILM STARLIGHT Co., Ltd. The resulting increase in production capacity is expected to enable Fujifilm to realize still greater business growth in Chinese rapidly expanding markets as well respond to demand in other Asian countries.

In FPD materials operations, LCD market expansion is continuing to generate huge demand for Fujifilm's mainstay FUJITAC product, and the Company is moving forward with plans to expand its manufacturing capacity for this product. At Fujifilm's core FUJITAC production base, which is operated by FUJIFILM Kyushu Co., Ltd., the No. 1 production line began operating in October 2006 and the No. 2 production line began operating in February 2007. In addition, Fujifilm has decided to construct a new plant with R&D capabilities for FPD materials at the Kanagawa Factory Ashigara site. Scheduled to begin operating in April 2008, the new plant will work to develop and efficiently manufacture ultrawide FUJITAC suitable for large LCD televisions of over 40 inches.

Regarding the inkjet field, in July 2007, Fujifilm acquired U.S.-based Dimatix, Inc.—the leading manufacturer of industrial inkjet printheads used for an expanding range of applications, including large-scale posters, labels, and packaging—which has been renamed FUJIFILM Dimatix, Inc. By combining its own advanced ink technologies with Dimatix's leading-edge inkjet printhead technologies, Fujifilm intends to develop unrivaled high-quality imaging, realize image outputting on various new materials, and expand its industrial inkjet business.

Regarding the strengthening the R&D functions, in April 2006, Fujifilm established the FUJIFILM Advanced Research Laboratories to serve as the core R&D facility for the Fujifilm Group, conduct cross-sectional fundamental research, and develop core technologies that are the foundation of new business and products. The new center comprises three corporate laboratories—the Frontier Core-Technology Laboratories, the Synthetic Organic Chemistry Laboratories, and the Advanced Marking Research Laboratories—that are working to create technologies that sharply differentiate Fujifilm's offerings from those of competing companies, primarily by integrating their respective technologies to develop highly functional materials, devices, and systems. In addition, to bolster and expand its future key business field of medical and life science technologies, Fujifilm located its Life Science Research Laboratories within the new research center. By fusing market needs with the technological seeds of the advanced materials and devices developed by the three corporate laboratories, Fujifilm will develop groundbreaking innovative products with high-added value.

Fuji Xerox Co., Ltd. ("Fuji Xerox"), which is responsible for the Group's document solutions business, has acquired land in Yokohama (i.e., Minato Mirai 21) and has decided to establish a new R&D facility. While Fuji Xerox's main R&D units are currently dispersed in eight locations, plans call for consolidating those units at two locations—the Ebina facility, which is positioned as a key base for manufacturing-related R&D, and the new R&D center to be created in Yokohama. The new R&D center will augment communications with customers in order to promote rapid responses to changing market needs and will also seek to make the most of Fuji Xerox's overall R&D capabilities by facilitating product development projects involving horizontal collaboration among development staff in different fields. In addition, the center is expected to generate various other benefits, such as the reduction of development lead times as well as an increase in R&D efficiency due to the consolidation of facilities.

## Implementing Comprehensive Structural Reforms at All Management Levels

Among its structural reform initiatives from an overall management perspective, Fujifilm was moving forward with reforms in the Imaging Solutions segment during the two-year period until March 31, 2007. As for the photosensitive materials businesses, the Company reorganized its global manufacturing system in Japan, North America, and Europe; streamlined the workforce and thoroughly cut selling expenses at marketing and distribution units; greatly reduced R&D investment; and moved forward with the streamlining of photoprocessing laboratories. In the electronic imaging business, including the digital cameras business, the Company has implemented measures to strengthen its lineup with special characteristics centered on high-sensitivity performance, shrunk its domestic manufacturing network, and established a China-based manufacturing system, thoroughly reduced operating costs, and comprehensively reduced inventory levels by upgrading supply chain management (SCM) systems. Structural reform measures centered on imaging solutions proceeded smoothly and were completed at the end of March 2007.

## Enhancing Consolidated Management

The FUJIFILM Group shifted to a holding company structure as of October 1, 2006. Under FUJIFILM Holding Corporation, which is now responsible for the overall management of the Group, the Group is developing its operations through a new Group management structure centered on FUJIFILM Corporation, which is responsible for imaging solutions and information solutions operations, and Fuji Xerox Co., Ltd. ("Fuji Xerox"), which is responsible for document solutions operations. In February 2007, all three of these core Group companies moved into the Tokyo Midtown, a newly developed complex in Roppongi, Tokyo. This amalgamation of Group forces is expected to result in expanded strategic collaboration and the realization of specific synergistic benefits.

In addition, building on the opportunity that this transition to a new system of organization represents, the FUJIFILM Group has begun to implement its S&S Drive to realize an even stronger corporate structure. Key to this drive will be the implementation of thoroughgoing measures to enhance the efficiency and prioritize the allocation of selling, general and administrative (SG&A), R&D, manufacturing, and other expenditures in all Group entities. One of the targets of the S&S Drive will be to lower the ratio of SG&A expenditures to revenue to the 20% to 25% range by the fiscal year ending March 31, 2010, which will be the final year of the VISION75 Medium-Term Management Plan.

### (2) Financial Position

Net cash inflow provided by operating activities amounted to ¥ 297.3 billion, up ¥ 24.8 billion. Net cash used in investing activities totaled ¥ 298.0 billion, and net cash provided by financing activities totaled ¥ 158.3 billion. As a result, cash and cash equivalents at the end of the year under review amounted to ¥ 384.7 billion, up ¥ 166.1 billion from the previous fiscal year-end.

**Cash Flow Indices (consolidated)**

| | Year ended March 31, 2006<br>From April 1, 2005<br>to March 31, 2006 | Year ended March 31, 2007<br>From April 1, 2006<br>to March 31, 2007 |
|---|---|---|
| Ratio of shareholders' equity to total assets (%) | 64.9 | 59.5 |
| Ratio of market capitalization to total assets (%) | 66.2 | 74.2 |
| Ratio of interest-bearing debt to operating cash flow (%) | 0.6 | 1.3 |
| Interest coverage ratio (times) | 70.1 | 46.8 |

Notes:

1. Market capitalization equals the stock price at the end of the year multiplied by the number of shares outstanding at the end of the fiscal year.
2. Interest-bearing debt includes corporate debt securities and short- and long-term debt.
3. Interest coverage ratio: Operating cash flow divided by interest paid

## (3) Basic Policy Regarding Distribution of Profits

The Company's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment. As described in the "Outlook for the Next FiscalYear" section, the Company plans to attain record high performance indicators in the fiscal year ending March 31, 2008, and the Company is also seeking to boost its operating income to at least ¥250.0 billion by the fiscal year ending March 31, 2010. Aiming to proactively distribute growing profits to shareholders in line with the timing of the anticipated V-shaped recovery in its performance, the Company has established the following new basic policy on the distribution of profits to shareholders, which is effective from the fiscal year ending March 31, 2008.

### (New) Basic Policy on the Distribution of Profits to Shareholders

In addition to reflecting consolidated performance trends, dividend levels are to be determined based on consideration of such factors as the level of cash required for capital and R&D investments needed to support future business expansion as well as other measures aimed at increasing the Company's corporate value in the future. As a means of supplementing dividends, the Company will also flexibly move to employ surplus cash flow to buyback shares in a manner that contributes to greater capital efficiency. Considering the current time as a period of "Second Foundation," the Company is intensively implementing capital investments, M&A transactions, and R&D investments in its priority business fields. In view of this situation, the Company has targeted a return to shareholders ratio of 25%, which represents the ratio of total of cash dividends and share buybacks to consolidated net income.

## 2. THE FUJIFILM GROUP

The FUJIFILM Group (" the Group") shifted to a holding company structure as of October 1, 2006. Under FUJIFILM Holdings Corporation (" the Company"), which is now responsible for the overall management of the Group, the Group is developing its operations through a new Group management structure centered on FUJIFILM Corporation, which is responsible for imaging solutions and information solutions operations, and Fuji Xerox Co., Ltd., (" Fuji Xerox") which is responsible for document solutions operations. At the end of the year ended March 31, 2007, the FUJIFILM Group comprised FUJIFILM Holdings Corporation 270 subsidiaries and 32 affiliated companies. The status of the Company and its main subsidiaries and affiliates in each segment are outlined as follows:

| | Description | Main companies |
|---|---|---|
| Imaging Solutions | Color films, digital cameras, photofinishing Equipment, color paper and chemicals and services for photofinishing, etc. | FUJIFILM Corporation, FUJIFILM IMAGING Co,. Ltd , FUJIFILM PHOTONIX CO , LTD., FUJIFILM U.S A., Inc., FUJIFILM Europe GmbH, FUJIFILM Manufacturing U.S A., Inc., FUJIFILM Manufacturing Europe B V. etc |
| Information Solutions | Equipment and materials for medical system and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials, etc. | FUJIFILM Corporation, FUJIFILM MEDICAL CO., LTD , FUJINON CORPORATION, FUJIFILM TECHNO PRODUCTS CO , LTD., FUJIFILM Graphic Systems Co , Ltd , FUJIFILM Opto Materials Co., Ltd , FUJIFILM Kyushu Co , Ltd , FUJIFILM Electronic Materials Co , Ltd , FUJIFILM U.S A., inc., FUJIFILM Europe GmbH, FUJIFILM Manufacturing U.S A., Inc., FUJIFILM Manufacturing Europe B.V., FUJIFILM Printing Plate (Suzhou) Co , Ltd etc. |
| Document Solutions | Office copy machines /MFPs, printers, production systems and services; paper; consumables and office services, etc. | Fuji Xerox Co , Ltd , Fuji Xerox Tokyo Co , Ltd , Fuji Xerox Osaka Co , Ltd., Fuji Xerox Office Supply Co , Ltd , Fuji Xerox Information Systems Co , Ltd , Fuji Xerox Printing Systems Co , Ltd *, Suzuka Fuji Xerox Co , Ltd , Fuji Xerox Imaging Materials Co , Ltd Niigata Fuji Xerox Manufacturing Co , Ltd , Fuji Xerox (China) Limited, Fuji Xerox Asia Pacific Pte Ltd , Fuji Xerox of Shenzhen Ltd , Fuji Xerox Eco-Manufacturing (Suzhou) Co , Ltd , Fuji Xerox Eco-Manufacturing Co., Ltd , FX Global Inc , FX Palo Alto Laboratories Inc. etc. |



Customers
FUJIFILM Holdings Corporation
<Imaging Solutions>
<Information Solutions>
Marketing Companies
FUJIFILM IMAGING Co., Ltd.
FUJIFILM MEDICAL CO., LTD.
FUJIFILM Graphic Systems Co., Ltd.
FUJIFILM U.S.A., Inc
FUJIFILM Europe GmbH
Other Consolidated Subsidiaries 63
Other Unconsolidated Subsidiaries 25
Other Affiliates 10
FUJIFILM Corporation
Production Companies
FUJINON CORPORATION
FUJIFILM TECHNO PRODUCTS CO., LTD.
FUJIFILM Opto Materials Co., Ltd.
FUJIFILM Kyushu Co., Ltd.
FUJIFILM Electronic Materials Co., Ltd.
FUJIFILM PHOTONIX CO., LTD.
FUJIFILM Manufacturing U.S.A., Inc.
FUJIFILM Manufacturing Europe B.V.
FUJIFILM Printing Plate(Suzhou)Co.,Ltd
Other Consolidated Subsidiaries 35
Other Unconsolidated Subsidiaries 8
Other Affiliates 8
Others
FUJIFILM LOGISTICS CO., LTD.
FUJIFILM Holdings America Corporation
Other Consolidated Subsidiaries 31
Other Unconsolidated Subsidiaries 10
Other Affiliates 3
<Document Solutions>
Marketing Companies
Fuji Xerox Tokyo Co., Ltd.
Fuji Xerox Osaka Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.※
Fuji Xerox (China) Limited
Fuji Xerox Asia Pacific Pte Ltd.
Other Consolidated Subsidiaries 60
Other Affiliates 11
Fuji Xerox Co., Ltd.
Production Companies
Suzuka Fuji Xerox Co., Ltd.
Fuji Xerox Imaging Materials Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd
Fuji Xerox of Shenzhen Ltd
Fuji Xerox Eco-Manufacturing (Suzhou) Co., Ltd.
Fuji Xerox Eco-Manufacturing Co., Ltd.
Others
FX Global Inc.
FX Palo Alto Laboratory Inc.
Other Consolidated Subsidiaries 5
Note → Flow of finished goods and materials


※Fuji Xerox Printing Systems Co., Ltd. was integrated by Fuji Xerox Co., Ltd as of April 1, 2007.

## 3. Management Policies

### Medium- and Long-Term Strategies and Essential Tasks

Noting that changes in its operating environment are proceeding even more quickly than anticipated, the Company has drafted VISION75 (2006), a new, updated version of the VISION75 medium-term management plan. Announced in April 2006, VISION75 (2006) retains VISION75's three fundamental strategies of "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." In addition, the new plan emphasizes the following efforts:

- We will right-size photosensitive materials operations and implement other fundamental structural reforms centered on the imaging field that thoroughly increase operational efficiency, streamline operations, and create a business structure capable of sustaining profitability growth in the future.
- We will designate highly functional materials (FPD materials, electronic materials, inkjet ink, synthetic chemicals, etc.), medical and life science, graphic arts, document solutions, and optical devices as priority business fields and powerfully promote strategic growth in those fields.
- We will further tighten the focus of R&D investment and seek to quickly create new businesses and products that will play a leading role in the future.
- We will take advantage of the shift to a holding-company structure by further strengthening consolidated management systems, with an eye to maximizing the overall value of the Fujifilm Group.

During the fiscal year under review, the Company completed numerous structural reform measures centered on imaging solutions operations, worked to expand its business through proactive investments and M&A transactions in growing fields, established the FUJIFILM Advanced Research Laboratories to serve as the core R&D facility for the Fujifilm Group, and strengthened its consolidated management systems by adopting a holding-company structure and bringing together the headquarters functions of the three main Group companies (Fujifilm Holdings, Fujifilm, and Fuji Xerox) in the Tokyo Midtown Building. To date, these strategic measures have been implemented approximately on schedule according to VISION75 (2006), but we have now renovated that plan with the launch of VISION75 (2007), which calls for implementing strategic measures with still-greater dynamism, taking steps to further increase the certitude of future business growth, and transforming the Group in a manner that can be characterized as being a "Second Foundation."

VISION75 (2007) has two main themes—"moving still further ahead with growth strategies" and "creating a strong corporate structure." In line with the new plan, the Company will further step up its investments in priority business fields. At the same time, the Company is resolutely and speedily implementing its "Slim & Strong Drive"—designed to reduce manufacturing costs and SG&A expenses through comprehensive Groupwide cost reforms—and striving to concretely realize its shared services concept—which calls for increasing the commonality, efficiency, and functionality of administrative support divisions.

## CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

| | As of March 31, 2007 | | As of March 31, 2006 | | Change |
|---|---|---|---|---|---|
| **ASSETS** | % | | % | | |
| Current assets: | | | | | |
| Cash and cash equivalents | | 384,719 | | 218,598 | 166,121 |
| Marketable securities | | 48,536 | | 69,829 | (21,293) |
| Notes and accounts receivable: | | | | | |
| Trade and finance | | 597,985 | | 548,586 | 49,399 |
| Affiliated companies | | 23,952 | | 33,272 | (9,320) |
| Allowance for doubtful receivables | | (16,345) | | (15,543) | (802) |
| | | 605,592 | | 566,315 | 39,277 |
| Inventories | | 393,594 | | 385,463 | 8,131 |
| Deferred income taxes | | 100,440 | | 96,030 | 4,410 |
| Prepaid expenses and other | | 52,368 | | 36,225 | 16,143 |
| Total current assets | 47.8 | 1,585,249 | 45.3 | 1,372,460 | 212,789 |
| Investments and long-term receivables: | | | | | |
| Investments in and advances to affiliated companies | | 44,782 | | 54,283 | (9,501) |
| Investment securities | | 336,886 | | 310,152 | 26,734 |
| Long-term finance and other receivables | | 106,979 | | 102,773 | 4,206 |
| Allowance for doubtful receivables | | (3,975) | | (4,357) | 382 |
| Total investments and long-term receivables | 14.6 | 484,672 | 15.3 | 462,851 | 21,821 |
| Property, plant and equipment: | | | | | |
| Land | | 92,400 | | 77,469 | 14,931 |
| Buildings | | 634,045 | | 602,585 | 31,460 |
| Machinery and equipment | | 1,674,487 | | 1,647,474 | 27,013 |
| Construction in progress | | 44,444 | | 41,742 | 2,702 |
| | | 2,445,376 | | 2,369,270 | 76,106 |
| Less accumulated depreciation | | (1,672,344) | | (1,617,885) | (54,459) |
| Total property, plant and quipment | 23.3 | 773,032 | 24.8 | 751,385 | 21,647 |
| Other assets: | | | | | |
| Goodwill, net | | 257,866 | | 233,547 | 24,319 |
| Other intangible assets, net | | 59,397 | | 52,767 | 6,630 |
| Deferred income taxes | | 53,798 | | 38,217 | 15,581 |
| Other | | 105,088 | | 116,264 | (11,176) |
| Total other assets | 14.3 | 476,149 | 14.6 | 440,795 | 35,354 |
| Total Assets | 100.0 | 3,319,102 | 100.0 | 3,027,491 | 291,611 |

Amount Unit: Millions of yen

| | As of March 31, 2007 | | As of March 31, 2006 | | Change |
|---|---|---|---|---|---|
| **LIABILITIES** | % | | % | | |
| Current liabilities: | | | | | |
| Short-term debt | | 106,043 | | 99,088 | 6,955 |
| Notes and accounts payable: | | | | | |
| Trade | | 279,470 | | 255,423 | 24,047 |
| Construction | | 49,548 | | 49,764 | (216) |
| Affiliated companies | | 4,887 | | 7,322 | (2,435) |
| | | 333,905 | | 312,509 | 21,396 |
| Accrued income taxes | | 41,034 | | 36,547 | 4,487 |
| Accrued liabilities | | 225,848 | | 214,993 | 10,855 |
| Other current liabilities | | 74,534 | | 59,769 | 14,765 |
| Total current liabilities | 23.5 | 781,364 | 23.9 | 722,906 | 58,458 |
| Long-term liabilities: | | | | | |
| Long-term debt | | 267,965 | | 74,329 | 193,636 |
| Accrued pension and severance costs | | 84,510 | | 44,215 | 40,295 |
| Deferred income taxes | | 54,268 | | 64,348 | (10,080) |
| Customers' guarantee deposits and other | | 42,459 | | 38,647 | 3,812 |
| Total long-term liabilities | 13.6 | 449,202 | 7.3 | 221,539 | 227,663 |
| Minority interests in subsidiaries | 3.4 | 112,028 | 3.9 | 119,549 | (7,521) |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Common stock: | | 40,363 | | 40,363 | - |
| Authorized: 800,000,000 shares | | | | | |
| Issued: 514,625,728 shares | | | | | |
| Additional paid-in capital | | 68,412 | | 68,412 | - |
| Retained earnings | | 1,840,168 | | 1,818,610 | 21,558 |
| Accumulated other comprehensive income (loss) | | 40,950 | | 52,917 | (11,967) |
| Treasury stock, at cost | | | | | |
| As of March 31, 2006: 4,403,655 shares | | | | | |
| As of March 31, 2007: 3,509,582 shares | | (13,385) | | (16,805) | 3,420 |
| Total shareholders' equity | 59.5 | 1,976,508 | 64.9 | 1,963,497 | 13,011 |
| Total Liabilities and Shareholders' Equity | 100.0 | 3,319,102 | 100.0 | 3,027,491 | 291,611 |

Note: Details of Accumulated other comprehensive income (loss)

| | As of March 31, 2007 | As of March 31, 2006 | Change |
|---|---|---|---|
| Unrealized gains on securities | 46,231 | 53,119 | (6,888) |
| Foreign currency translation adjustments | 39,404 | 11,865 | 27,539 |
| Pension liablity adjustments | (44,694) | (12,078) | (32,616) |
| Unrealized gains (losses) on derivatives | 9 | 11 | (2) |

# CONSOLIDATED STATEMENTS OF INCOME

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| | % | | % | | | |
| Revenue: | | | | | | |
| Sales | | 2,399,636 | | 2,300,842 | 98,794 | 4.3 |
| Rentals | | 382,890 | | 366,653 | 16,237 | 4.4 |
| | 100.0 | 2,782,526 | 100.0 | 2,667,495 | 115,031 | 4.3 |
| Cost of sales: | | | | | | |
| Sales | | 1,478,828 | | 1,435,757 | 43,071 | 3.0 |
| Rentals | | 159,509 | | 158,047 | 1,462 | 0.9 |
| | 58.9 | 1,638,337 | 59.8 | 1,593,804 | 44,533 | 2.8 |
| Gross profit | 41.1 | 1,144,189 | 40.2 | 1,073,691 | 70,498 | 6.6 |
| Operating expenses: | | | | | | |
| Selling, general and administrative | 27.3 | 760,042 | 27.6 | 735,058 | 24,984 | 3.4 |
| Research and development | 6.4 | 177,004 | 6.8 | 182,154 | (5,150) | (2.8) |
| Restructuring and other charges | 3.3 | 94,081 | 3.2 | 86,043 | 8,038 | 9.3 |
| | 37.0 | 1,031,127 | 37.6 | 1,003,255 | 27,872 | 2.8 |
| Operating income | 4.1 | 113,062 | 2.6 | 70,436 | 42,626 | 60.5 |
| Other income (expenses): | | | | | | |
| Interest and dividend income | | 11,376 | | 8,133 | 3,243 | |
| Interest expense | | (6,351) | | (3,886) | (2,465) | |
| Foreign exchange gains (losses), net | | 6,746 | | 7,526 | (780) | |
| Decline in value of investment securities | | (23,946) | | (122) | (23,824) | |
| Other, net | | 2,377 | | (2,472) | 4,849 | |
| | (0.4) | (9,798) | 0.4 | 9,179 | (18,977) | - |
| Income before income taxes | 3.7 | 103,264 | 3.0 | 79,615 | 23,649 | 29.7 |
| Income taxes | | | | | | |
| Current | | 62,910 | | 52,756 | 10,154 | 19.2 |
| Deferred | | (3,377) | | (17,732) | 14,355 | (81.0) |
| | 2.1 | 59,533 | 1.3 | 35,024 | 24,509 | 70.0 |
| Income before minority interests and equity in net earnings of affiliated companies | 1.6 | 43,731 | 1.7 | 44,591 | (860) | (1.9) |
| Minority interests | (0.5) | (12,643) | (0.5) | (12,785) | 142 | 1.1 |
| Equity in net earnings of affiliated companies | 0.1 | 3,358 | 0.2 | 5,210 | (1,852) | (35.5) |
| Net income | 1.2 | 34,446 | 1.4 | 37,016 | (2,570) | (6.9) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | Change |
|---|---|---|---|
| **Operatings activities** | | | |
| Net income | 34,446 | 37,016 | (2,570) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 215,429 | 225,434 | (10,005) |
| Impairment losses for long-lived assets and goodwill | 12,202 | 42,121 | (29,919) |
| Decline in value of investment securities | 23,946 | 122 | 23,824 |
| Deferred income taxes | (3,377) | (17,732) | 14,355 |
| Minority interests | 12,643 | 12,785 | (142) |
| Equity in net earnings of affiliated companies, less dividends received | (1,987) | (3,899) | 1,912 |
| Changes in operating assets and liabilities: | | | |
| Notes and accounts receivable | (9,637) | (7,223) | (2,414) |
| Inventories | 10,976 | 15,118 | (4,142) |
| Notes and accounts payable - trade | 12,700 | (33,486) | 46,186 |
| Accrued income taxes and other liabilities | 1,326 | (9,909) | 11,235 |
| Other | (11,391) | 12,211 | (23,602) |
| Subtotal | 262,830 | 235,542 | 27,288 |
| Net cash provided by operating activities | 297,276 | 272,558 | 24,718 |
| **Investing activities** | | | |
| Purchases of property, plant and equipment | (172,572) | (186,980) | 14,408 |
| Purchases of software | (20,483) | (16,693) | (3,790) |
| Proceeds from sales and maturities of marketable and investment securities | 109,116 | 83,629 | 25,487 |
| Purchases of marketable and investment securities | (146,911) | (58,757) | (88,154) |
| (Increase) decrease in investments in and advances to affiliated companies | 1,383 | (19,237) | 20,620 |
| Acquisitions of businesses and minority interests, net of cash acquired | (45,741) | (40,587) | (5,154) |
| Other | (22,793) | (33,504) | 10,711 |
| Net cash used in investing activities | (298,001) | (272,129) | (25,872) |
| **Financing activities** | | | |
| Proceeds from long-term debt | 200,568 | 1,728 | 198,840 |
| Repayments of long-term debt | (29,725) | (21,452) | (8,273) |
| Decrease (increase) in short-term debt, net | 6,120 | (43,119) | 49,239 |
| Cash dividends paid | (12,754) | (12,734) | (20) |
| Cash dividends paid to minority shareholders | (5,220) | (4,941) | (279) |
| Sales (Purchases) of stock for treasury, net | (702) | 209 | (911) |
| Net cash provided by (used in) financing activities | 158,287 | (80,309) | 238,596 |
| **Effect of exchange rate changes on cash and cash equivalents** | 8,559 | 10,321 | (1,762) |
| **Net increase (decrease) in cash and cash equivalents** | 166,121 | (69,559) | 235,680 |
| **Cash and cash equivalents at beginning of year** | 218,598 | 288,157 | (69,559) |
| **Cash and cash equivalents at end of year** | 384,719 | 218,598 | 166,121 |

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Amount Unit: Millions of yen

| | Common stock | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income(loss) | Treasury stock | Total sharehold-ers' equity |
|---|---|---|---|---|---|---|
| **Balance at March 31, 2005** | 40,363 | 68,135 | 1,794,385 | (33,525) | (20,256) | 1,849,102 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 37,016 | - | - | 37,016 |
| Net increase in unrealized gains on securities | - | - | - | 27,311 | - | 27,311 |
| Foreign currency translation adjustments | - | - | - | 37,323 | - | 37,323 |
| Minimum pension liability adjustments | - | - | - | 21,822 | - | 21,822 |
| Change in net unrealized gains (losses) on derivatives | - | - | - | (14) | - | (14) |
| Net comprehensive income | | | | | | 123,458 |
| Purchases of stock for treasury | - | - | - | - | (80) | (80) |
| Sales of stock from treasury | - | - | (46) | - | 3,531 | 3,485 |
| Cash dividends applicable to earnings of the year | - | - | (12,745) | - | - | (12,745) |
| Other | - | 277 | - | - | - | 277 |
| **Balance at March 31, 2006** | 40,363 | 68,412 | 1,818,610 | 52,917 | (16,805) | 1,963,497 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 34,446 | - | - | 34,446 |
| Net increase in unrealized gains on securities | - | - | - | (6,888) | - | (6,888) |
| Foreign currency translation adjustments | - | - | - | 27,539 | - | 27,539 |
| Minimum pension liability adjustments | - | - | - | (13,729) | - | (13,729) |
| Change in net unrealized gains (losses) on derivatives | - | - | - | (2) | - | (2) |
| Net comprehensive income | | | | | | 41,366 |
| Adjustment to initially apply SFAS 158, net of tax | - | - | - | (18,887) | - | (18,887) |
| Purchases of stock for treasury | - | - | - | - | (711) | (711) |
| Sales of stock from treasury | - | - | (122) | - | 4,131 | 4,009 |
| Cash dividends applicable to earnings of the year | - | - | (12,766) | - | - | (12,766) |
| **Balance at March 31, 2007** | 40,363 | 68,412 | 1,840,168 | 40,950 | (13,385) | 1,976,508 |

## DETAILS OF CONSOLIDATED REVENUE

## (1) Revenue by product

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Revenue: | | | | | | |
| Imaging Solutions | 21.7% | 605,383 | 25.8% | 689,458 | (84,075) | (12.2) |
| Information Solutions | 36.9% | 1,026,085 | 32.9% | 877,366 | 148,719 | 17.0 |
| Document Solutions | 41.4% | 1,151,058 | 41.3% | 1,100,671 | 50,387 | 4.6 |
| Consolidated total | 100.0% | 2,782,526 | 100.0% | 2,667,495 | 115,031 | 4.3 |

Note: The major products and services of each operating segment are as follows:

| | |
|---|---|
| Imaging Solutions | Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing |
| Information Solutions | Equipment and materials for medical system and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials |
| Document Solutions | Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services |

## (2) Domestic and overseas revenue

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Revenue: | | | | | | |
| Domestic | 46.9% | 1,303,647 | 49.8% | 1,329,284 | (25,637) | (1.9) |
| Overseas | | | | | | |
| The Americas | 20.6% | 572,797 | 20.9% | 558,702 | 14,095 | 2.5 |
| Europe | 15.2% | 422,965 | 14.1% | 375,516 | 47,449 | 12.6 |
| Asia and others | 17.3% | 483,117 | 15.2% | 403,993 | 79,124 | 19.6 |
| Subtotal | 53.1% | 1,478,879 | 50.2% | 1,338,211 | 140,668 | 10.5 |
| Consolidated total | 100.0% | 2,782,526 | 100.0% | 2,667,495 | 115,031 | 4.3 |

# SEGMENT INFORMATION

### (1) Operating segments

Revenue and Operating Income

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Revenue: | | | | | | |
| Imaging Solutions: | | | | | | |
| External customers | 21.7% | 605,383 | 25.8% | 689,458 | (84,075) | (12.2) |
| Intersegment | | 899 | | 618 | 281 | - |
| Total | | 606,282 | | 690,076 | (83,794) | (12.1) |
| Information Solutions: | | | | | | |
| External customers | 36.9% | 1,026,085 | 32.9% | 877,366 | 148,719 | 17.0 |
| Intersegment | | 2,818 | | 2,965 | (147) | - |
| Total | | 1,028,903 | | 880,331 | 148,572 | 16.9 |
| Document Solutions: | | | | | | |
| External customers | 41.4% | 1,151,058 | 41.3% | 1,100,671 | 50,387 | 4.6 |
| Intersegment | | 12,187 | | 12,478 | (291) | - |
| Total | | 1,163,245 | | 1,113,149 | 50,096 | 4.5 |
| Eliminations | | (15,904) | | (16,061) | 157 | - |
| Consolidated total | 100.0% | 2,782,526 | 100.0% | 2,667,495 | 115,031 | 4.3 |

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Operating Income (Loss): | | | | | | |
| Imaging Solutions | (7.0)% | (42,631) | (11.0)% | (75,713) | 33,082 | 43.7 |
| Information Solutions | 9.2% | 95,170 | 9.0% | 79,056 | 16,114 | 20.4 |
| Document Solutions | 5.3% | 61,186 | 6.0% | 67,026 | (5,840) | (8.7) |
| Total | | 113,725 | | 70,369 | 43,356 | 61.6 |
| Corporate expenses and eliminations | | (663) | | 67 | (730) | - |
| Consolidated total | 4.1% | 113,062 | 2.6% | 70,436 | 42,626 | 60.5 |

( Ref. )

Restructuring charges included in the operating income and loss by operating segment

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | Change |
|---|---|---|---|
| Restructuring charges: | | | |
| Imaging Solutions | 60,121 | 77,401 | (17,280) |
| Information Solutions | 17,269 | 8,642 | 8,627 |
| Document Solutions | 16,691 | - | 16,691 |
| Consolidated total | 94,081 | 86,043 | 8,038 |

Note: The major products and services of each operating segment are as follws:

| | |
|---|---|
| Imaging Solutions | Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing |
| Information Solutions | Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials |
| Document Solutions | Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services |

(b) Assets

Amount Unit: Millions of yen

| | As of March 31, 2007 | As of March 31, 2006 | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Total assets: | | | | |
| Imaging Solutions | 542,419 | 610,536 | (68,117) | (11.2) |
| Information Solutions | 1,242,844 | 1,031,933 | 210,911 | 20.4 |
| Document Solutions | 1,056,374 | 984,906 | 71,468 | 7.3 |
| Subtotal | 2,841,637 | 2,627,375 | 214,262 | 8.2 |
| Eliminations | (5,292) | (4,207) | (1,085) | - |
| Corporate assets | 482,757 | 404,323 | 78,434 | 19.4 |
| Consolidated total | 3,319,102 | 3,027,491 | 291,611 | 9.6 |

(c) Depreciation and amortization, and Capital expenditures

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Depreciation and amortization: | | | | |
| Imaging Solutions | 52,818 | 75,339 | (22,521) | (29.9) |
| Information Solutions | 88,147 | 80,879 | 7,268 | 9.0 |
| Document Solutions | 74,333 | 69,216 | 5,117 | 7.4 |
| Corporate | 131 | - | 131 | - |
| Consolidated total | 215,429 | 225,434 | (10,005) | (4.4) |
| Capital expenditures: | | | | |
| Imaging Solutions | 19,827 | 24,901 | (5,074) | (20.4) |
| Information Solutions | 95,947 | 114,124 | (18,177) | (15.9) |
| Document Solutions | 48,127 | 40,783 | 7,344 | 18.0 |
| Corporate | 1,258 | - | 1,258 | - |
| Consolidated total | 165,159 | 179,808 | (14,649) | (8.1) |

## CONSOLIDATED STATEMENTS OF INCOME (The Fourth Quarter)

Amount Unit: Millions of yen

| | Three montes ended March 31, 2007 From January 1, 2007 To March 31, 2007 | | Three montes ended March 31, 2006 From January 1, 2006 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| | % | | % | | | |
| Revenue: | | | | | | |
| Sales | | 618,412 | | 589,085 | 29,327 | 5.0 |
| Rentals | | 95,596 | | 93,105 | 2,491 | 2.7 |
| | 100.0 | 714,008 | 100.0 | 682,190 | 31,818 | 4.7 |
| Cost of sales: | | | | | | |
| Sales | | 395,477 | | 366,054 | 29,423 | 8.0 |
| Rentals | | 40,284 | | 43,974 | (3,690) | (8.4) |
| | 61.0 | 435,761 | 60.1 | 410,028 | 25,733 | 6.3 |
| Gross profit | 39.0 | 278,247 | 39.9 | 272,162 | 6,085 | 2.2 |
| Operating expenses: | | | | | | |
| Selling, general and administrative | 27.1 | 193,240 | 26.7 | 182,320 | 10,920 | 6.0 |
| Research and development | 6.2 | 43,925 | 6.6 | 44,857 | (932) | (2.1) |
| Restructuring and other charges | 6.9 | 49,479 | 11.2 | 76,213 | (26,734) | (35.1) |
| | 40.2 | 286,644 | 44.5 | 303,390 | (16,746) | (5.5) |
| Operating loss | (1.2) | (8,397) | (4.6) | (31,228) | 22,831 | 73.1 |
| Other income (expenses): | | | | | | |
| Interest and dividend income | | 3,751 | | 1,917 | 1,834 | |
| Interest expense | | (1,940) | | (800) | (1,140) | |
| Foreign exchange gains, net | | 500 | | 580 | (80) | |
| Decline in value of investment securities | | (1,914) | | (63) | (1,851) | |
| Other, net | | (1,006) | | (697) | (309) | |
| | (0.1) | (609) | 0.2 | 937 | (1,546) | - |
| Loss before income taxes | (1.3) | (9,006) | (4.4) | (30,291) | 21,285 | 70.3 |
| Income taxes | 0.7 | 4,871 | (1.4) | (9,758) | 14,629 | - |
| Loss before minority interests and equity in net earnings of affiliated companies | (2.0) | (13,877) | (3.0) | (20,533) | 6,656 | 32.4 |
| Minority interests | (0.2) | (1,310) | (0.6) | (4,224) | 2,914 | 69.0 |
| Equity in net earnings of affiliated companies | 0.2 | 1,208 | 0.2 | 1,548 | (340) | (22.0) |
| Net loss | (2.0) | (13,979) | (3.4) | (23,209) | 9,230 | 39.8 |

## CONSOLIDATED STATEMENTS OF CASH FLOW (The Fourth Quarter)

Amount Unit: Millions of yen

| | Three months ended March 31, 2007 From January 1, 2007 To March 31, 2007 | Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006 |
|---|---|---|
| **Operating activities** | | |
| Net loss | (13,979) | (23,209) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 56,316 | 68,730 |
| Impairment losses for long-lived assets and goodwill | 12,202 | 42,121 |
| Decline in value of investment securities | 1,914 | 63 |
| Minority interests | 1,310 | 4,224 |
| Equity in net earnings of affiliated companies, less dividends received | (1,187) | (1,535) |
| Changes in operating assets and liabilities: | | |
| Notes and accounts receivable | (5,122) | 10,605 |
| Inventories | 27,826 | 16,804 |
| Notes and accounts payable - trade | 4,419 | (10,166) |
| Accrued income taxes and other liabilities | 43,867 | 13,608 |
| Other | (14,530) | (7,258) |
| Subtotal | 127,015 | 137,196 |
| Net cash provided by operating activities | 113,036 | 113,987 |
| **Investing activities** | | |
| Purchases of property, plant and equipment | (51,492) | (57,451) |
| Purchases of software | (6,693) | (4,507) |
| Proceeds from sales and maturities of marketable and investment securities | 33,482 | 21,323 |
| Purchases of marketable and investment securities | (34,621) | (6,644) |
| Increase in investments in and advances to affiliated companies | (1,575) | (14,138) |
| Acquisitions of businesses and minority interests, net of cash acquired | (4,099) | (30,170) |
| Other | (604) | (10,339) |
| Net cash used in investing activities | (65,602) | (101,926) |
| **Financing activities** | | |
| Proceeds from long-term debt | 630 | 901 |
| Repayments of long-term debt | (5,181) | (14,379) |
| Decrease in short-term debt, net | (13,413) | (38,818) |
| Cash dividends paid to minority interests | - | (231) |
| Sales (Purchases) of stock for treasury, net | (38) | 265 |
| Net cash used in financing activities | (18,002) | (52,262) |
| **Effect of exchange rate changes on cash and cash equivalents** | 677 | 922 |
| **Net increase (decrease) in cash and cash equivalents** | 30,109 | (39,279) |
| **Cash and cash equivalents at beginning of period** | 354,610 | 257,877 |
| **Cash and cash equivalents at end of period** | 384,719 | 218,598 |

## DETAILS OF CONSOLIDATED REVENUE (The Fourth Quarter)

### 1. Revenue by Product

Amount Unit: Millions of yen

| | Three months ended March 31, 2007 From January 1, 2007 To March 31, 2007 | | Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Revenue: | | | | | | |
| Imaging Solutions | 17.8% | 127,334 | 21.5% | 146,272 | (18,938) | (12.9) |
| Information Solutions | 38.6% | 275,785 | 35.2% | 240,376 | 35,409 | 14.7 |
| Document Solutions | 43.6% | 310,889 | 43.3% | 295,542 | 15,347 | 5.2 |
| Consolidated total | 100.0% | 714,008 | 100.0% | 682,190 | 31,818 | 4.7 |

Note: Major products and services of each operating segment are as follows:

| | |
|---|---|
| Imaging Solutions | Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing |
| Information Solutions | Equipment and materials for medical system and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials |
| Document Solutions | Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services |

### 2. Domestic and Overseas Revenue

Amount Unit: Millions of yen

| | Three months ended March 31, 2007 From January 1, 2007 To March 31, 2007 | | Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| Revenue: | | | | | | |
| Domestic | 48.1% | 343,469 | 51.7% | 352,953 | (9,484) | (2.7) |
| Overseas | | | | | | |
| The Americas | 19.2% | 137,370 | 19.1% | 130,420 | 6,950 | 5.3 |
| Europe | 15.1% | 107,472 | 13.1% | 89,080 | 18,392 | 20.6 |
| Asia and others | 17.6% | 125,697 | 16.1% | 109,737 | 15,960 | 14.5 |
| Subtotal | 51.9% | 370,539 | 48.3% | 329,237 | 41,302 | 12.5 |
| Consolidated total | 100.0% | 714,008 | 100.0% | 682,190 | 31,818 | 4.7 |

## BALANCE SHEETS (Non-Consolidated)

Amount Unit: Millions of yen

| | As of March 31, 2007 | | As of March 31, 2006 | | Change |
|---|---|---|---|---|---|
| **ASSETS** | % | | % | | |
| **Current assets:** | | | | | |
| Cash on hand and in banks | | 101,460 | | 60,330 | 41,129 |
| Trade notes receivable | | - | | 1,872 | (1,872) |
| Trade accounts receivable | | - | | 152,077 | (152,077) |
| Other accounts receivable | | 5,511 | | 26,978 | (21,466) |
| Income taxes refundable | | 3,758 | | - | 3,758 |
| Short-term loans receivable | | 26,902 | | 62,811 | (35,908) |
| Marketable securities | | 48,505 | | 69,828 | (21,322) |
| | 10.3 | 186,138 | 20.0 | 373,899 | (187,760) |
| Finished goods | | - | | 33,962 | (33,962) |
| Semi-finished goods, work in process | | - | | 31,001 | (31,001) |
| Raw materials | | - | | 13,752 | (13,752) |
| Supplies | | - | | 10,552 | (10,552) |
| | - | - | 4.8 | 89,269 | (89,269) |
| Deferred income taxes | | 291 | | 18,365 | (18,074) |
| Other current assets | | 1,200 | | 2,892 | (1,692) |
| Allowance for doubtful receivables | | - | | (240) | 240 |
| Total current assets | 10.3 | 187,630 | 25.9 | 484,187 | (296,557) |
| **Fixed assets:** | | | | | |
| **Property, plant and equipment** | | | | | |
| Buildings | | 1,854 | | 111,090 | (109,236) |
| Structures | | - | | 9,543 | (9,543) |
| Machinery and equipment | | 205 | | 154,784 | (154,579) |
| Automotive equipment | | 233 | | 24,021 | (23,787) |
| Land | | - | | 27,177 | (27,177) |
| Construction in progress | | - | | 22,555 | (22,555) |
| Subtotal | 0.1 | 2,293 | 18.7 | 349,172 | (346,878) |
| **Intangible assets** | | | | | |
| Software | | 383 | | 32,985 | (32,602) |
| Utility rights | | - | | 7,596 | (7,596) |
| Subtotal | 0.0 | 383 | 2.2 | 40,581 | (40,198) |
| **Investments and other assets** | | | | | |
| Investment securities | | 188,940 | | 268,999 | (80,059) |
| Stock of affiliated company | | 1,367,079 | | 685,297 | 681,782 |
| Long-term loans receivable | | 57,510 | | 29,331 | 28,178 |
| Long-term prepaid expenses | | - | | 5,443 | (5,443) |
| Long-term prepaid pension costs | | - | | 2,753 | (2,753) |
| Long-term deferred income taxes | | 7,105 | | - | 7,105 |
| Other investments | | 4,352 | | 3,010 | 1,341 |
| Allowance for doubtful receivables | | (3) | | (380) | 376 |
| Subtotal | 89.6 | 1,624,984 | 53.2 | 994,455 | 630,529 |
| Total fixed assets | 89.7 | 1,627,661 | 74.1 | 1,384,209 | 243,452 |
| Total Assets | 100.0 | 1,815,292 | 100.0 | 1,868,397 | (53,105) |

Amount Unit: Millions of yen

| | As of March 31, 2007 | | As of March 31, 2006 | | Change |
|---|---|---|---|---|---|
| **LIABILITIES** | % | | % | | |
| Current liabilities: | | | | | |
| Trade notes payable | | 77 | | 12,497 | (12,420) |
| Trade accounts payable | | - | | 71,157 | (71,157) |
| Short-term debt | | 25,000 | | 23,435 | 1,564 |
| Other accounts payable | | 987 | | 33,333 | (32,345) |
| Accrued income taxes | | - | | 5,984 | (5,984) |
| Accrued expenses | | 360 | | 62,479 | (62,119) |
| Other current liabilities | | 48 | | 4,544 | (4,495) |
| Total current liabilities | 1.5 | 26,474 | 11.4 | 213,432 | (186,958) |
| Long-term liabilities: | | | | | |
| Convertible bond type-bonds with stock acquisition rights | | 201,474 | | - | 201,474 |
| Customers' guarantee deposits | | - | | 4,853 | (4,853) |
| Deferred income taxes | | - | | 38,690 | (38,690) |
| Accrued pension and severance costs | | - | | 3,444 | (3,444) |
| Directors' retirement benefit | | - | | 412 | (412) |
| Other long-term liabilities | | 404 | | 1,753 | (1,348) |
| Total long-term liabilities | 11.1 | 201,878 | 2.7 | 49,154 | 152,724 |
| Total liabilities | 12.6 | 228,352 | 14.1 | 262,586 | (34,234) |

Amount unit: Millions of yen

| | As of March 31, 2007 | | As of March 31, 2006 | | Change |
|---|---|---|---|---|---|
| **SHAREHOLDERS' EQUITY** | % | | % | | |
| Common stock | - | - | 2.2 | 40,363 | - |
| Capital surplus | - | - | 3.4 | 63,636 | - |
| Additional paid-in capital | | | | | |
| Retained earnings | - | - | | | - |
| Legal reserve | | - | 0.5 | 10,090 | |
| Reserve for dividends | | - | | 280 | - |
| Reserve for retirement allowance | | - | | 280 | - |
| Reserve for R&D | | - | | 285 | - |
| Reserve for accelerated depreciation | | - | | 3,411 | - |
| Reserve for deferred capital gain for reinvestment in property | | - | | 3,601 | - |
| General reserve | | - | | 1,398,305 | - |
| Total voluntary reserve | - | - | 75.3 | 1,406,162 | - |
| Unappropriated retained earnings | - | - | 2.8 | 52,521 | - |
| Total retained earnings | - | - | 78.6 | 1,468,774 | - |
| Unrealized gains on securities | - | - | 2.7 | 49,817 | - |
| Treasury stocks | | - | (1.0) | (16,780) | - |
| Total shareholders' equity | - | - | 85.9 | 1,605,810 | - |
| Total liabilities and shareholders' equity | - | - | 100.0 | 1,868,397 | - |
| **NET ASSETS** | | | | | |
| Shareholders' equity | | | | | |
| Common stock | 2.2 | 40,363 | - | - | - |
| Capital surplus | | | | | |
| Additional paid in capital | 3.5 | 63,636 | | - | - |
| Retained earnings | | | | | |
| Legal reserve | | 10,090 | | - | - |
| Other retained earnings | | | | | |
| Reserve for dividends | | 280 | | - | - |
| Reserve for retirement allowance | | 280 | | - | - |
| Reserve for R&D | | 285 | | - | - |
| Other reserve | | 1,428,305 | | - | - |
| Retained earnings brought forward | | 54,948 | | - | - |
| Total retained earnings | 82.3 | 1,494,189 | - | - | - |
| Treasury stock | (0.7) | (13,361) | - | - | - |
| Total shareholders' equity | 87.3 | 1,584,827 | - | - | - |
| Valuation and translation adjustments | | | | | |
| Valuation difference on available-for-sale securities | 0.1 | 2,111 | - | - | - |
| Total net assets | 87.4 | 1,586,939 | - | - | - |
| Total liabilities and net assets | 100.0 | 1,815,292 | - | - | - |

## STATEMENTS OF INCOME (Non-Consolidated)

Amount Unit: Millions of yen

| | Year ended March 31, 2007 From April 1, 2006 To March 31, 2007 | | Year ended March 31, 2006 From April 1, 2005 To March 31, 2006 | | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| | % | | % | | | |
| Net Sales | 98.1 | 377,396 | 100.0 | 748,255 | (370,859) | (49.6) |
| Operating revenue | 1.9 | 7,248 | - | - | 7,248 | - |
| Revenue | 100.0 | 384,644 | 100.0 | 748,255 | (363,611) | (48.6) |
| Cost of sales | 62.8 | 241,674 | 65.7 | 491,402 | (249,728) | (50.8) |
| Gross profit | 37.2 | 142,970 | 34.3 | 256,853 | (113,883) | (44.3) |
| Selling, general and administrative | 14.2 | 54,962 | 14.7 | 110,246 | (55,284) | (50.1) |
| Research and development | 11.0 | 42,125 | 11.3 | 84,502 | (42,377) | (50.1) |
| Total selling, general and admistrative expenses | 25.2 | 97,088 | 26.0 | 194,748 | (97,661) | (50.1) |
| Operating income | 11.9 | 45,882 | 8.3 | 62,103 | (16,221) | (26.1) |
| Other income | | | | | | |
| Interest income | | 3,412 | | 3,664 | (251) | (6.9) |
| Dividend income | | 14,348 | | 19,515 | (5,166) | (26.5) |
| Miscellaneous income | | 3,883 | | 3,698 | 184 | 5.0 |
| Total other income | 5.6 | 21,644 | 3.6 | 26,878 | (5,233) | (19.5) |
| Other expenses | | | | | | |
| Interest expenses | | 2,255 | | 199 | 2,056 | 1,032.2 |
| Bank charges for export drafts discounted | | 251 | | 446 | (195) | (43.7) |
| Miscellaneous expenses | | 1,444 | | 4,209 | (2,764) | (65.7) |
| Total other expenses | 1.1 | 3,951 | 0.7 | 4,855 | (903) | (18.6) |
| Ordinary income | 16.5 | 63,575 | 11.2 | 84,126 | (20,551) | (24.4) |
| Extraordinary Losses | | | | | | |
| Losses on disposal of fixed assets | | 2,381 | | 4,541 | (2,159) | (47.6) |
| Restructuring charges | | 12,824 | | 16,487 | (3,662) | (22.2) |
| Total extraordinary losses | 3.9 | 15,205 | 2.8 | 21,028 | (5,822) | (27.7) |
| Net income before income taxes | 12.6 | 48,369 | 8.4 | 63,098 | (14,729) | (23.3) |
| Current income taxes | 1.3 | 5,100 | 1.8 | 13,400 | (8,300) | (61.9) |
| Deferred income taxes | | 4,878 | | 6,331 | (1,452) | (22.9) |
| Net income | 10.0 | 38,390 | 5.8 | 43,367 | (4,976) | (11.5) |
| Retained earnings brought forward | | - | | 15,521 | - | |
| Interim dividends paid | | - | | 6,367 | - | |
| Losses from treasury stock transactions | | - | | 0 | - | |
| Unappropriated retained earnings | | - | | 52,521 | - | |

## NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Amount unit: Millions of yen

| | Shareholder's equity | | | | | | | Valuation and translation adjustments | Total net assets |
|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | Capital Surplus | Retained earnings | | | Treasury stock | Total shareholders' equity | Valuation difference on available-for-sale securities | |
| | | Additional paid-in capital | Legal reserve | Other retained earnings* | Total retained earnings | | | | |
| Balance of March 31, 2006 | 40,363 | 63,636 | 10,090 | 1,458,683 | 1,468,774 | (16,780) | 1,555,993 | 49,817 | 1,605,810 |
| Changes in the term | | | | | | | | | |
| Dividends from surplus | | | | (12,754) | (12,754) | | (12,754) | | (12,754) |
| Directors' bonus | | | | (103) | (103) | | (103) | | (103) |
| Net income | | | | 38,390 | 38,390 | | 38,390 | | 38,390 |
| Purchase of treasury stock | | | | | | (711) | (711) | | (711) |
| Disposal of treasury stock | | | | (117) | (117) | 4,131 | 4,013 | | 4,013 |
| Net change of unrealized gains on securities | | | | | | | | (47,705) | (47,705) |
| Total changes in the term | | | | 25,414 | 25,414 | 3,419 | 28,834 | (47,705) | (18,871) |
| Balance of March 31, 2007 | 40,363 | 63,636 | 10,090 | 1,484,098 | 1,494,189 | (13,361) | 1,584,827 | 2,111 | 1,586,939 |

*Notes: Breakdown of other retained earnings

Amount unit: Millions of yen

| | Reserve for dividends | Reserve for retirement allowance | Reserve for R&D | Reserve for accelerated depreciation | Reserve for deferred capital gain for reinvestment in property | Other reserve | Retained earnings brought forward | Total other retained earinings |
|---|---|---|---|---|---|---|---|---|
| Balance of March 31, 2006 | 280 | 280 | 285 | 3,411 | 3,601 | 1,398,305 | 52,521 | 1,458,683 |
| Changes in the term | | | | | | | | |
| Dividends from surplus | | | | | | | (12,754) | (12,754) |
| Directors' bonus | | | | | | | (103) | (103) |
| Reserve for accelerated depreciation | | | | 1,852 | | | (1,852) | |
| Reversal of reserve for accelerated depreciation | | | | (5,264) | | | 5,264 | |
| Reversal of reserve for deferred capital gain for reinvestment in property | | | | | (3,601) | | 3,601 | |
| Other reserve | | | | | | 30,000 | (30,000) | |
| Net income | | | | | | | 38,390 | 38,390 |
| Disposal of treasury stock | | | | | | | (117) | (117) |
| Total changes in the term | | | | (3,411) | (3,601) | 30,000 | 2,427 | 25,414 |
| Balance of March 31, 2007 | 280 | 280 | 285 | - | - | 1,428,305 | 54,948 | 1,484,098 |

# News Releases

## FUJIFILM Makes Full-scale Entry into the Industrial Inkjet Printer Market, Expands Graphic Arts business

April 6, 2007

FUJIFILM Corporation (President and CEO: Shigetaka Komori, hereinafter "FUJIFILM") has announced that it has entered the industrial inkjet printer market effective as of April of this year. FUJIFILM plans to begin sales of its inkjet printers which are compatible with UV ink (*1) and solvent ink (*2) manufactured by its fully-owned British affiliate, FUJIFILM Sericol Ltd. (CEO: Edward J. Carhart, hereinafter "FFSR"). Sales operations will begin in the North American market, and will be expanded accordingly. Through this approach, FUJIFILM will continue to actively expand its operations in the graphic arts business.

A wide variety of customers including screen printing companies, sign and display printing companies, photo laboratories and commercial printing companies employ inkjet printers compatible with UV and solvent inks. The market for the digitalization of printing processes has dramatically expanded in recent years due to small lot production, short-term delivery and increasing graphic design.

FFSR's UV and solvent inks for inkjet printers, in particular feature a wide color reproduction range based on the company's unique development and manufacturing know-how and enable vivid color expression, which has been appreciated as top class by worldwide users. The newly developed UV ink can allow to print on wide variety of substrates, from rigid material such as plastic and acrylic board to flexible material such as film, vinyl and paper.
By taking maximum advantage of its sales channels in the commercial printing market with superior field records through decades of long sales of printing equipment and photo laboratories in the imaging operations, FUJIFILM will develop its industrial inkjet business based on its inks and inkjet printers worldwide in addition to FFSR's sales network for major screen printing companies. FUJIFILM also plans to offer high value-added services, based on the rich image processing expertise it has cultivated over many years and its hardware/software support structure.

FUJIFILM has long been a leading company in devices and materials for printing. It continues its worldwide development, manufacture, and sales of a broad spectrum of products from graphic arts film, PS and CTP plates, software, film and plate setters for prepress. FUJIFILM plans to continue to expand and develop its graphic arts business, which in one of its core businesses, and is planning to expand consolidated sales figures of this business to JY300 billion yen or more for FY2008.



**FUJIFILM Holdings Corporation**
*Shigetaka Komori*
*President and Chief Executive Officer*

**April 27, 2007**

## Announcement of Basic Policy on the Distribution of Profits to Shareholders

Fujifilm's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment.

Currently, Fujifilm's vigorous implementation of structural reforms and growth strategies based on the VISION75 medium-term management plan is expected to support a rise in consolidated operating income to the record high level of ¥200 billion in the fiscal year ending March 31, 2008. Plans call for further increasing operating income to more than ¥250 billion in the fiscal year ending March 31, 2010. In view of these plans, the Company's basic policy on the distribution of profits to shareholders covering the period from the fiscal year ending March 31, 2008, has been changed as follows. The Company will proactively work to increase its corporate value as well as to distribute profits to shareholders.

**(New) Basic Policy on the Distribution of Profits to Shareholders**

In addition to reflecting consolidated performance trends, dividend levels are to be determined based on consideration of such factors as the level of cash required for capital and R&D investments needed to support future business expansion as well as other measures aimed at increasing the Company's corporate value in the future. As a means of supplementing dividends, the Company will also flexibly move to employ surplus cash flow to buy back shares in a manner that contributes to greater capital efficiency.

Considering the current time as a period of "Second Foundation," the Company is intensively implementing capital investments, M&A transactions, and R&D investments in its priority business fields. In view of this situation, the Company has targeted a return to shareholders ratio of 25%, which represents the ratio of total of cash dividends and share buybacks to consolidated net income.

(*1) A type of ink that hardens if ultraviolet rays are applied to it. Printers compatible with UV inks can directly print on not only paper, vinyl and other sheets but also such thick materials as acrylics and metals. Furthermore, UV inks that do not contain VOC are environment-friendly. They are also weatherproof and suitable for outdoor billboards, signs, indoor decoration and POP applications.

(*2) A type of ink that employs an organic solvent. Printers compatible with solvent inks can directly print on paper, vinyl and other materials. As they are very much weatherproof, these inks are suitable for outdoor, large-sized advertisements, billboards and signs.

FUJIFILM Sericol Ltd. (FFSR)
FFSR is a global corporation engaged in the development, manufacturing and sale of inks for screen and package printing as well as industrial inkjet inks and materials. With inks for screen printing and wide format digital UV inkjet inks, the company maintains a leading market share position worldwide.

**Media Contact:**
FUJIFILM Corporation
Corporate Public Relations Division
Tel:81-3-6271-2000
FUJIFILM website:
Japanese :http://fujifilm.jp/
English :http://www.fujifilm.com/

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